  As filed with the Securities and Exchange Commission on January 3, 2001
                                                      Registration No. 333-51876
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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                      POST EFFECTIVE AMENDMENT NO. 1
                                       To
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------
                             CYTEC INDUSTRIES INC.
             (Exact name of registrant as specified in its charter)

                    Delaware                                         22-3268660
         (State or other jurisdiction of                 I.R.S. Employer Identification No.)
         incorporation or organization)

                           Five Garret Mountain Plaza
                            West Paterson, NJ 07424
                                 (973) 357-3100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                            Edward F. Jackman, Esq.
                 Vice President, General Counsel and Secretary
                             Cytec Industries Inc.
                           Five Garret Mountain Plaza
                            West Paterson, NJ 07424
                                 (973) 357-3100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                    Copy to:
                             John T. Gaffney, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                         New York, New York 10019-7475

                                ---------------

   Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement, as determined by market conditions and other factors.
   If the only debt securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than debt securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional debt securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
 [X] File No. 333-51876.
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

   SEC Registration Fee............................................... $105,600
   Trustee Fees and Expenses..........................................   10,000
   Printing, Engraving and Mailing Expenses...........................   20,000
   Accounting Fees and Expenses.......................................   30,000
   Legal Fees and Expenses............................................    5,000
   Rating Agency Fees and Expenses....................................  250,000
   Miscellaneous......................................................   29,400
                                                                       --------
     Total............................................................ $450,000
                                                                       ========

Item 15. Indemnification of Officers and Directors.

   The By-laws of our company provide that we shall indemnify, to the extent permitted by Delaware law, our directors, officers and employees against liabilities (including expenses, judgments and settlements) incurred by them in connection with any actual or threatened action, suit or proceeding to which they are or may become parties and which arises out of their status as directors, officers or employees.

   Sections 145(a) and 145(b) of the Delaware General Corporation Law ("DGCL") permit a corporation to indemnify any director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement or incurred by him in connection with any proceeding arising out of his status as director, officer, employee or agent if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. To the extent that such a person has been successful in defense of any such action or claim, Section 145(c) provides that he shall be indemnified against expenses incurred by him in connection therewith.

   As permitted by Section 102(b)(7) of the DGCL, Article Ninth of our Certificate of Incorporation limits the personal liability of our directors to our company or its shareholders for monetary damages for breach of fiduciary duty except for liability (i) for any breach of the director's duty of loyalty to our company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

   1.1 Form of Underwriting Agreement.*

   4.1 Trust Indenture dated as of March 15, 1998, between the registrant and The Chase Manhattan Bank, as Trustee.+

   4.2 First Supplemental Indenture, dated as of May 11, 1998, between the registrant and The Chase Manhattan Bank, as Trustee.+

    4.3 Form of debt security (contained in Exhibit 4.1).+

    5.1 Opinion of Edward F. Jackman, Esq.**

   12.1 Computation of Ratio of Earnings to Fixed Charges**

   23.1 Consent of KPMG LLP.#

   23.2 Consent of Edward F. Jackman, Esq. (contained in Exhibit 5.1).**

   24.1 Power of Attorney (included on signature page).**

   25.1 Statement of Eligibility and Qualification on Form T-1 under the Trust
        Indenture Act of 1939, as amended, of the trustee under the Trust
        Indenture incorporated by reference as Exhibit 4.1 to this registration statement.**

--------
* To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K. **Filed on December 15, 2000.
+ Previously filed as an exhibit to Registration Statement No. 333-3808 and incorporated by reference into this document.
#  Filed herewith.

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (d) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee under subsection (a) of Section 310 of the Trust Indenture Act (the "Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Post Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Paterson, New Jersey on January 2, 2001.

                                          Cytec Industries Inc.

                                                      /s/ J.P. Cronin
                                          By: _________________________________
                                              J.P. Cronin
                                                Executive Vice President and
                                                  Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, Post Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

            /s/ D. Lilley              Chairman of the Board,       January 2, 2001
______________________________________  Chief Executive Officer
              D. Lilley                 and President (principal
                                        executive officer)

           /s/ J.P. Cronin             Executive Vice President     January 2, 2001
______________________________________  and Chief Financial
             J. P. Cronin               Officer (principal
                                        financial and accounting
                                        officer)

                  *                             Director            January 2, 2001
______________________________________
             J. E. Akitt

                                                Director            January 2, 2001
______________________________________
           F. W. Armstrong

                  *                             Director            January 2, 2001
______________________________________
             C. A. Davis

                  *                             Director            January 2, 2001
______________________________________
              D. D. Fry

                  *                             Director            January 2, 2001
______________________________________
          L. L. Hoynes, Jr.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                             Director            January 2, 2001
______________________________________
             W. P. Powell

                  *                             Director            January 2, 2001
______________________________________
             J. R. Satrum

              /s/ J.P. Cronin
*By: ______________________________________
            Name: J.P. Cronin
           (Attorney-in-fact)

                                 Exhibit Index

 Exhibits
 --------
  1.1     Form of Underwriting Agreement.*

  4.1 Trust Indenture dated as of March 15, 1998, between the registrant and The Chase Manhattan Bank, as Trustee.+

  4.2 First Supplemental Indenture, dated as of May 11, 1998, between the registrant and The Chase Manhattan Bank, as Trustee.+

  4.3     Form of debt security (contained in Exhibit 4.1).+

  5.1     Opinion of Edward F. Jackman, Esq.**

 12.1     Computation of Ratio of Earnings to Fixed Charges.**

 23.1     Consent of KPMG LLP.#

 23.2     Consent of Edward F. Jackman, Esq. (contained in Exhibit 5.1).**

 24.1     Power of Attorney (included on signature page).**

 25.1     Statement of Eligibility and Qualification on Form T-1 under the
          Trust Indenture Act of 1939, as amended, of the trustee under the Trust Indenture incorporated by reference as Exhibit 4.1 to this registration statement.**

--------
* To be filed by a report on Form 8-K pursuant to Item 601 of Regulation S-K. ** Filed on December 15, 2000.
+ Previously filed as an exhibit to Registration Statement No. 333-3808 and incorporated by reference into this document.
#  Filed herewith.